DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 21, 2007

1934
14A-8
2-21-2007

Kenneth L. Wagner
Associate General Counsel
Bank of America Corporation
101 S. Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 22, 2006

Dear Mr. Wagner:

This is in response to your letters dated December 22, 2006 and January 31, 2007 concerning the shareholder proposal submitted to Bank of America by The Missionary Oblates of Mary Immaculate, Adrian Dominican Sisters, Congregation of the Divine Providence, Congregation of the Sisters of Charity of the Incarnate Word, Providence Trust, the Sisters of Charity of St. Elizabeth and Congregation of the Holy Cross (Southern Province). We also have received a letter on the proponents' behalf dated January 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

January 31, 2007

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: No-Action Letter Response Submitted by the Missionary Oblates of Mary Immaculate and Multiple Co-Filers

Ladies and Gentlemen:

By letter dated December 22, 2006 (the "Initial Request"), Bank of America Corporation (the "Corporation") requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") a proposal (the "Proposal") submitted by the Missionary Oblates of Mary Immaculate and multiple co-filers identified in the Initial Request (collectively, the "Proponent"). The Initial Request is attached hereto as **Exhibit A**. No-action letters referenced herein are cited in the Initial Request.

General

The Proposal requests "the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." In the Initial Request, the Corporation indicated that the Proposal could be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(7), because it deals with a matter relating to the ordinary business of the Corporation and Rule 14a-8(i)(3), because it is vague and indefinite.

In response to the Initial Request, on behalf of the Proponent, Paul M. Neuhauser, Attorney at Law, submitted a letter to the Division, dated January 28, 2007 (the "Proponent Letter"), arguing that the Proposal does not relate to the ordinary business of the Corporation and that the Proposal is not vague and indefinite. The Proponent Letter is attached hereto as **Exhibit B**.

Response to the Proponent Letter

General. The first few pages of the Proponent Letter are generally unrelated to the Proposal, discussing the impact of indebtedness and debt service on developing nations and social costs to

Tel: 704.386.9036 Fax: 704.719.8043
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

developing nations from investors moving capital in or out of a particular country. While these matters are important, nowhere in these first few pages does the Proponent Letter link the Corporation or its business operations to the matters discussed. The Proponent Letter, without any specific support, merely makes the conclusory statements that "capital flight cannot occur without the direct participation of the international banking community, of which the Corporation is an important player" and that much of the "tax evasion could not occur without the assistance of the international financial community, of which the Company is an important player." This is simply a false statement. The Corporation does not knowingly assist its clients with or condone tax evasion.

Rule 14a-8(i)(7). As stated in the Initial Request, the Corporation does not have the primary link to the controversial action because it only provides legally permitted financial products and services. These products and services are not designed to enable "capital flight or tax avoidance". Each company, as part of its ordinary business, determines what products it will sell. The Corporation is no more a manufacturer or creator of "capital flight and tax avoidance" than *K-Mart* and *Marriott* are of pornography, *Wal-Mart* is of cigarettes or guns, *Centura Banks* is of illegal drugs, or *Bank of America* is of payday loans.

The Division has repeatedly stated that proposals regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business. Companies that sell a wide range of products cannot control how any particular product may ultimately be used. As noted in the Initial Letter, a proposal in *Centura Banks* required a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and in *Bank of America* a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in payday lending. *Centura Banks* and *Bank of America* are directly on point in the instant case. These financial services companies, just like the Corporation, provide a wide range of financial and banking products within the normal course of their ordinary business. All of these products are legally permitted. Contrary to the Proponent Letter, the ultimate test is not how a consumer ultimately uses a product, even where the use may relate to illegal drugs, payday loans, or in the instant case, capital flight and tax avoidance. As part of its wide range of product offerings, the Corporation offers international money and securities transfers and asset management services; but this does not mean the Corporation is a facilitator of capital flight and tax avoidance. The Corporation has no primary link to capital flight or tax avoidance. Following the Proponent's logic, hundreds of vendors and service providers could be responsible for capital flight and tax avoidance. Is AT&T or Microsoft any more or less responsible than the Corporation for capital flight and tax avoidance if an investor uses his or her telephone or computer to execute a securities trade or transfer funds?

Contrary to the argument made in the Proponent Letter, the Corporation does not believe that the number of hits a search term terms receive through an internet search are determinative of significant social policies. Following the Proponent Letter's lead, on a recent Google search the term "pornography" had 19.4 million hits, "illegal drugs" had 1.2 million hits, and "payday lending" and "payday loans" had a combined 575,000 hits. Using similar search parameters to those in the Proponent Letter, the terms above all had a greater number hits in the LexisNexis database than did "tax avoidance" and "capital flight." As illustrated above, none of these topics converted a proposal regarding ordinary business matters into a proposal raising significant social policies.

Rule 14a-8(i)(3). The Corporation continues to believe that the terms used in the Proposal are vague and indefinite. Given the wide range of products and services offered by the Corporation, there is simply no clear meaning or direction for how the Corporation should implement, or how stockholders would interpret, a Proposal to "safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance."

The Proposal does not define "capital flight," "tax avoidance" or indicate what should be done to "safeguard" against capital flight and tax avoidance. Is the capital flight concern with foreign investment or assets leaving the developing countries or is the concern with domestic investment or assets leaving the developing country or the United States? Capital flight can result from external events (attractive investments in other countries) and internal events (country specific risks, political risk, economic strength, etc.) in a given country. What events should the Corporation respond to if it implemented the Proposal? How can the Corporation "safeguard" against internal events that result in investment changes? Should the Corporation provide financial advice to its clients that may breach its fiduciary obligations to such client (i.e., should the Corporation advise clients to maintain investments in a collapsing economy to minimize "capital flight" or to ignore the political risks in a given country)? Is that a risk that would be understood by the Corporation's stockholders? It is not clear from the Proposal what actions the Corporation is supposed to take to "safeguard" against "capital flight."

What is meant by "tax avoidance"? Does this mean facilitating the non-payment of taxes legally owed? Or does it refer to minimizing taxable income and tax liabilities through legal means? Who would decide which "corporate and individual clients" should be cut off from receipt of financial services? Can the Corporation do business with partnerships or limited liability companies that have favorable tax structures? How about clients that invest in developing countries? If a client decides to change its investment strategy in a manner that reduces its tax liability, should the Corporation terminate its relationship with that client? Can the Corporation take deposits from and make loans to charitable organizations that are tax exempt? What about individuals who make decisions based on incentives provided in the tax codes (such as buying a house to increase home interest deductions, or giving to charities to increase tax deductions), or corporations that invest in alternative fuels because of the tax credits that are generated? It is not clear from the Proposal what "tax avoidance" is and what actions the Corporation is supposed to take to "safeguard" against "tax avoidance."

Conclusion

As in the Initial Request, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting.

Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Best regards,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
Paul M. Neuhauser, Attorney at Law
The Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters
Congregation of Divine Providence
Congregation of the Sisters of Charity of the Incarnate Word
Providence Trust
Sisters of Charity of St. Elizabeth
Holy Cross Southern Province

EXHIBIT A

KENNETH L. WAGNER
Associate General Counsel
Legal Department

Bank of America

December 22, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by The Missionary Oblates of Mary Immaculate and Multiple Co-filers

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal and supporting statement on November 10, 2006 (the "Proposal") from The Missionary Oblates of Mary Immaculate and subsequent thereto from multiple co-filers identified at the end of this letter (collectively, the "Proponent"), for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

Tel: 704.386.9036 Fax: 704.719.8043
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests "the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.**

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). The fact that a proposal is styled as a request for a report does not change its ordinary business nature. Pursuant to a Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of financial services, including commercial and investment banking, asset management and other financial and risk-management products and services. The Corporation provides unmatched convenience in the United States, serving more than 38 million consumer and small business relationships with more than 5,800 retail banking offices, more than 16,700 ATMs and online banking with more than 14 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients throughout the world in 150 countries and has relationships with 97 percent of the U.S. Fortune 500 companies and 79 percent of the Global Fortune 500. <u>In short, the Corporation's day-to-</u>

day business *is* the provision of financial services to its clients. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers.

Providing Financial Services is the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range of financial products and services to its customers. The Division has agreed that the decisions regarding the provision of products and services, including financial services, to particular types of customers involves day-to-day business operations. For example, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America I*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent does not want the subject financial services company to provide financial services to persons or activities with which the proponent takes offense. The Proposal is no different. The Proponent wants to dictate the customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services and what financial products and services may be provided. One of the Corporation's primary financial services is the provision of loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See Bank of America I* discussed above; *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal would limit the Corporation's provision of loan products and its customer relationships.

The Division has also found that proposals regarding the provision of other banking services and banking relationships are matters of ordinary business. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or not, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the Proposal relates directly to the sale by the Corporation of its products and services (i.e., financial services to individual and corporate clients). In *Marriott International, Inc.* (February 13, 2004) a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also*, *Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product) and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a stockholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy with respect to the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).
The Division has also carried this position to other areas, including illegal drugs (see *Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)), and offensive imagery of different races or cultures (*Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business.

The Corporation Does Not Foster or Create Capital Flight or Tax Avoidance, it Only Provides Legally Permitted Financial Services. The critical aspect in almost all of the forgoing letters was whether or not the subject company has the primary link to the controversial action, as opposed to merely selling a related product generally. Where the company does not manufacture or create the subject product, this issue becomes one of ordinary business and product selection. Marriott International, Kmart and AT&T do not make pornographic materials. Wal-Mart, Walt Disney and Gannett do not make cigarettes or any integral component thereof and Bank of America is not a "payday" lender. All of these companies sell a wide range of products, such as financial services, lodging services, retail products, television or advertising. As was the case in *Bank of America I* (discussed above), the company did not engage in payday lending, it merely provided loans to its customers. Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as these companies. The Corporation does not have the primary link to the controversial action because it only provides legally permitted financial products and services. The Corporation's financial products and services are not designed to enable "capital flight or tax avoidance"[1] and it does not foster such behavior. The Corporation does, however, provide a full range of commercial and investment banking, asset management and other financial and risk-management products and services to its customers, including individual consumers, small and middle market businesses and large corporations. Simply put, the Corporation's most basic products are financial services. The Proposal would prohibit the provision of financial services and products to certain customers and, thus, seeks to give stockholders power over the Corporation's ordinary business operations.

---

[1] As discussed further below under the Rule 14a-8(i)(3) argument, the Corporation is uncertain what is meant by capital flight or tax avoidance or what financial services promote capital flight or tax avoidance. The Corporation has assumed that the Proponent intends action that is offensive to the Proponent or illegal.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

Although the Corporation agrees that the success of developing countries is important in today's world and that illegal financial practices should not be permitted, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). Unlike recent years, where proposals related to tobacco, executive compensation, environmental protection, and affirmative action and employment matters have been found to raise significant policy concerns, the subject matter of the Proposal has not attracted a comparative level of attention from the media, a significant degree of public concern, nor has there been a significant increase in legislative and/or regulatory initiatives undertaken in relation to the issue. Again, while the Proposal raises noteworthy issues, it simply does not raise significant policy concerns that warrant the Division overriding a matter that is clearly related to the ordinary business of the Corporation. In *Citicorp I* (discussed above), a proposal related to lending activities of a financial service company to less developed countries was found excludable because, among other things, the "developing country" aspects of the proposal did not raise an overriding significant policy concern. In *Wal-Mart Stores, Inc.* (April 1, 2002) a proposal requested a report regarding the company's rationale for not adopting in developing nations the same tobacco advertising policies applicable in the United States. Again, the *Wal-Mart* proposal was found excludable because, among other things, the "developing nations" aspects of the proposal did not raise an overriding significant policy concern. The Proposal attempts to link the Corporation's products to some behavior that the Proponent deems offensive. As noted above, the Corporation does not have the primary link to the controversial action because it only provides legally permitted financial products and services. The Corporation's financial products are not designed to facilitate "capital flight or tax avoidance" to "abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing." *See supporting statement paragraph 8.* The Corporation is not involved in the "illicit transfer of funds." *See supporting statement paragraph 7.* Furthermore, the Corporation is not in a position to "safeguard" against these concerns by monitoring how customers ultimately use the Corporation's products and should not be charged to do so. In any event, even if the "safeguards" mentioned in the Proposal dealt with monitoring customer activities, the Division has found such matters to be in the realm of ordinary business. In *Citicorp* (January 8, 1997), a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In its response, the Division found the proposal excludable since it dealt with the conduct of a bank's ordinary business (i.e., the monitoring of illegal transactions through customer accounts). Since the Corporation does not engage in the activities at issue in the Proposal, its decisions regarding the provision of financial and banking services do not raise significant policy concerns. *See Bank of America I.*

C. Conclusion

The provision of financial services is the core of the Corporation's ordinary business operations. Determining what financial products and services may be offered and to whom such products and services may be offered could not be more directly related to the ordinary business of the

Corporation. Accordingly, the Proposal may be omitted from the Corporation's proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal relates to the "policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." There is an eleven paragraph supporting statement that offers little meaningful interpretive assistance. We note that two of the eleven paragraphs are identical (the seventh and the ninth). The supporting statement refers to facilitating "capital flight or tax avoidance" to "abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing." The supporting statement also refers to "efforts to reduce capital flight and measures to curb the illicit transfer of funds." It is unclear what implementing actions are to be taken away from these claims.

The Proposal does not define "capital flight," "tax avoidance" or indicate what should be done to "safeguard" against capital flight and tax avoidance. Is the capital flight concern with foreign investment or assets leaving the developing countries or is the concern with domestic investment or assets leaving the developing country or the United States? Capital flight can result from external events (attractive investments in other countries) and internal events (country specific risks, political risk, economic strength, etc.) in a given country. What events should the Corporation respond to if it implemented the Proposal? How can the Corporation "safeguard" against internal events that result in investment changes? Should the Corporation provide financial advice to its clients that may breach its fiduciary obligations to such client (i.e., should the Corporation advise clients to maintain investments in a collapsing economy to minimize "capital flight" or to ignore the political risks in a given country)? Is that a risk that would be understood by the Corporation's stockholders? It is not clear from the Proposal what actions the Corporation is supposed to take to "safeguard" against "capital flight."

What is meant by "tax avoidance"? Does this mean facilitating the non-payment of taxes legally owed? Or does it refer to minimizing taxable income and tax liabilities through legal means? Who would decide which "corporate and individual clients" should be cut off from receipt of financial services? Can the Corporation do business with partnerships or limited liability companies that have favorable tax structures? How about clients that invest in developing countries? If a client decides to change its investment strategy in a manner that reduces its tax liability, should the Corporation terminate its relationship with that client? Can the Corporation take deposits from and make loans to charitable organizations that are tax exempt? What about individuals who make decisions based on incentives provided in the tax codes (such as buying a house to increase home interest deductions, or giving to charities to increase tax deductions), or corporations that invest in alternative fuels because of the tax credits that are generated? It is not clear from the Proposal what "tax avoidance" is and what actions the Corporation is supposed to take to "safeguard" against "tax avoidance." The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

The supporting statement is equally unclear. Is the Proposal concerned with capital flight and tax avoidance in the Unites States or in developing nations? Part of the supporting statement addresses how American tax payers use "tax havens" to avoid paying taxes in the United States and how these havens are established. The next paragraph discusses private wealth of North Americans held "offshore." It is unclear if that includes Canada and Mexico, along with the United States. The supporting statement then addresses the amount of wealth in Latin America, the Middle East and Africa held offshore (presumably meaning held outside of the respective regions). The supporting statement then offers a conclusory statement, with no implementing details, that financial intermediaries knowingly encourage and facilitate capital flight or tax avoidance to "abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing." Is the Proponent intending to include the Corporation as a willing party to these actions? Due to the lack of information provided, the Corporation and its stockholders would not be able to determine how to implement the Proposal. The closest thing to guidance provided in the Proposal is the statement that the "corporation should take leadership in preventing tax avoidance and capital flight and should adopt policies that support this objective with respect to all corporations and clients." Unfortunately, this language again falls short and offers no meaningful implementation details. It merely repeats the undefined terms and standards used in the Proposal.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to adopt, implement or confirm that there are policies in "place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
The Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters
Congregation of Divine Providence
Congregation of the Sisters of Charity of the Incarnate Word
Providence Trust
Sisters of Charity of St. Elizabeth
Holy Cross Southern Province

EXHIBIT A

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 7, 2006

Kenneth Lewis, Chairman, President and CEO
Bank of America
100 North Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 17,626 shares in Bank of America. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

At the turn of the century, the United Nations Millennium Summit adopted the Millennium Development Goals as a benchmark for addressing some of the major challenges around poverty, discrimination and sustainable development which the global community must confront in the coming years. At the five year mark, we were behind in both the resolve to address these challenges and in achieving the targets.

Gathering adequate financial resources is among the essential ingredients for the achievement of any progress towards the Millennium Development Goals. Many countries, corporations and individuals garner great accolades when they make substantial financial commitments in this arena but sadly a large number of these are not fulfilled. Lost revenue from taxes that are not paid is a major source of concern in many countries as they attempt to complete their pledges. It also significantly hinders their efforts to balance their domestic commitments.

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

We are concerned that our company may be contributing to the lost revenues which governments and their peoples need to fulfill their domestic promises and their commitments to achieve the Millennium Development Goals. It is with this in mind that we are submitting the attached resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Supporting a Fair and Just System of taxation

WHEREAS:
The IRS says that the US loses as much as $100 billion a year from American taxpayers who avoid taxes through tax havens: $40 to $70 billion a year from individuals and $30 billion from corporations. (Permanent Subcommittee on Investigations: Aug 1, 2006);

In the same report the committee outlines how banks as well as investment companies, lawyers, and stockbrokers help clients avoid millions of dollars in taxes by setting up shell companies offshore;

A 2004 report by *Tax Notes* using US Commerce Department data found that US multinational corporations are increasingly attributing their profits to offshore jurisdictions; allocating, e.g., $150 billion in 2002 profits to 18 offshore jurisdictions, up from $88 billion just three years earlier, and therefore avoiding US taxes. (*Corporate Profits Are Moving Offshore*, by William Cate, September 2004);

The Price of Offshore, a study by the Tax Justice Network, based on data from Merrill Lynch / Cap Gemini's "World Wealth Report" and the Boston Consulting Group's "Global Wealth Report," estimates that 16.2 percent of the private wealth of North Americans ($1.6 trillion) is held offshore;

Half the wealth in Latin America ($.7 trillion), 40 percent of the wealth in the Middle East and Asia ($4.1 trillion), and an unknown amount in Africa, is held offshore, with the grand total of wealth offshore estimated at $11.5 trillion. "Developing countries could be missing out on tax revenues of at least US$50 billion a year; roughly equivalent to the global aid budget." (OXFAM, June 2000)

This capital flight results in lost tax revenue annually of about $255 billion, approximating the annual financing needs of the United Nations Millennium Development Goals;

In 2005 at the United Nations World Summit Outcome, the General Assembly "resolved to support efforts to reduce capital flight and measures to curb the illicit transfer of funds";

Financial intermediaries that knowingly encourage and facilitate that capital flight and tax avoidance abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing;

In 2005 at the United Nations World Summit Outcome, the General Assembly "resolved to support efforts to reduce capital flight and measures to curb the illicit transfer of funds";

We believe that the corporation should take leadership in preventing tax avoidance and capital flight and should adopt policies that support this objective with respect to all corporations and clients;

We believe that such steps will enhance the corporation's public reputation; reduce possible damage to reputation; as well as forestall demands for possible additional government regulation;

BE IT RESOLVED that the shareholders request the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corpor: or individual clients that enables capital flight and results in tax avoidance.

EXHIBIT B

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

January 28, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal Submitted to Bank of America Corporation.

Dear Sir/Madam:

I have been asked by The Missionary Oblates of Mary Immaculate, the Adrian Dominican Sisters, the Congregation of the Divine Providence, the Congregation of the Sisters of Charity of the Incarnate Word, the Congregation of the Holy Cross (Southern Province, the Provident Trust and the Sisters of Charity of Saint Elizabeth (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BoA" or the "Company"), and who have jointly submitted a shareholder proposal to BoA, to respond to the letter dated December 22, 2006, sent to the Securities & Exchange Commission by the Company, in which BoA contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BoA's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests BoA to report on its policies that safeguard against capital flight and resulting tax avoidance by its clients.

BACKGROUND

One of the better introductions to capital flight can be found in the International Monetary Fund's Working Paper WP/05/199 entitled "Robbing the Riches: Capital Flight, Institutions, and Instability" by V. Cerra, M. Rishi and S. Saxens (October, 2005) and available on the IMF's web site.

The clear connection between capital flight and the inability of developing nations to mitigate poverty is made clear in the opening paragraphs of the "Introduction" to the paper (page 3):

> In June 2005, finance ministers of the Group of Eight (G-8) industrial countries agreed to cancel at least $40 billion in debt owed by the world's poorest nations. Under the G-8 proposal, 18 nations as a group will be spared $1 billion to $2 billion per year in debt service for loans from lenders such as the World Bank, the IMF, and the African Development Bank. The G-8 ministers indicated that 20 other countries could be eligible for debt relief if they meet targets for good governance and tackling corruption. The group also pledged to double aid to Africa and envisaged $50 billion in additional aid by 2010, with half of the increase going to Africa.
>
> Debt relief and foreign aid are intended to allow poor countries to use domestic resources to exit from poverty rather than forcing domestic savings to flow out of the country to service debt. Sachs et al. (2004) argue that poor nations, especially in Africa, are caught in the coils of a poverty trap characterized by high transport costs, low agricultural productivity, high disease burdens, unfavorable geopolitical factors, and the slow diffusion of technology from abroad. These factors in turn engender low savings rates and a level of capital that is below the threshold level required for industrialization. The poverty trap is further exacerbated by high rates of population growth from the rural poor who view children as an economic asset. According to Sachs et al. (2004), low capital thresholds, savings traps, and demographic traps all interact to produce a vicious cycle that keeps poor countries continually mired in poverty. If this perspective is correct, both foreign and domestic savings may be required to achieve the Millennium Development Goals of reducing global poverty by half by 2015. In Sachs's view, an end to poverty is only possible with increased aid packages from rich donor nations.

However, many poor countries, including some targeted by the debt relief initiative, are losing more resources through capital flight than through debt servicing. For instance, Boyce and Ndikumana (2001) estimate that Africa is a net creditor to the rest of the world in the sense that private assets held abroad as measured by accumulated capital flight exceed the total stock of external debt. Therefore, the efforts of the donor community to increase savings in developing countries may be ineffective if capital flight results in a loss of scarce domestic savings. On one hand, if poor countries are to benefit from debt relief initiatives then it is vital that capital flight does not compromise any salutary benefits stemming from such initiatives. On the other hand, the debt relief initiative itself may be leveraged if such relief is associated with lower capital flight

Similarly, the social costs of capital flight in developing nations are described in "Capital Flight and Capital Controls in Developing Countries", G. Epstein, editor (and author of Chapter one) (available on web site of the University of Massachusetts Political Economy Research Institute), an excerpt from chapter one of which (pages 5-6) follows:

Social Costs

Capital flight has been both sizeable and costly in many developing countries in recent decades. The estimates in our case studies suggest that capital flight has ranged from less than 1 percent of GDP in Iran to over 60 percent GDP in Kuwait, for example. Capital flight can be costly where capital or foreign exchange is scarce, as is often the case in developing countries. The loss of scarce capital and foreign exchange potentially leads to a loss of investment in countries that are in great need of more infrastructure, plant and equipment, and human capital. Since capital is likely to be more scarce in developing countries than in developed ones, social returns to investment in many developing countries are likely to be higher at home than abroad.

In poor countries, the marginal social benefits of investment are likely to be considerably higher than the private benefits, at least in those cases where the economy functions reasonably well. On the other hand, if wealth holders take capital abroad, then presumably they have calculated that the private returns are higher abroad. This divergence between social and private returns will be especially significant where capital flight accompanies increases in foreign borrowing. In that case the society is incurring foreign debt not to increase domestic investment which could create jobs and raise productivity at home, but, rather, to enrich people abroad. As Boyce and Ndikumana show (see Chapter 13) in these cases, and often at the behest of the IMF, paying foreign debt service will likely involve cuts in social spending or increases in taxes on the poor to make up for the scarce foreign exchange that is fleeing through capital flight. This can have serious social costs in terms of forgone consumption, and social investment by those who are most needy or most productive.

As this last example suggests, the efficiency costs of capital flight are likely to be accompanied by other costs. As our definition of capital flight suggests, capital flight is often fleeing perceived increases in taxation, or increased control over private wealth. Thus, capital flight is likely to have negative impacts on equality, with wealthy citizens escaping higher taxation, or lower after tax returns at home, while poorer citizens face higher taxation and cuts in social services. In addition, if capital flight contributes to financial crises, it can impose further costs in the form of unemployment and slower economic growth. Like the costs of capital flight itself, these crises often impose disproportionately high costs on the poorer members of society. With capital flight induced financial crises, then, capital flight imposes a double whammy on the poor (Jayadev and Lee, Chapter 2). Moreover, among the poor, it is often the most vulnerable – often women and children – who bear the greatest burden.

It is thus apparent that capital flight can have a major adverse influence in fighting poverty in developing nations and we take note of the fact that capital flight cannot occur without the direct participation of the international banking community, of which the Company is an important player. The Proponents' shareholder proposal therefore requests that the Company report on its policies that safeguard against capital flight.

In addition, the Proponents' shareholder proposal requests a report on the Company's policies that safeguard against tax evasion resulting from capital flight. In this case, as can be seen from the following, the deleterious effect of capital flight affects the highly developed nations, such as the United States, as well as developing nations. In this connection, we call the Staff's attention to the first four paragraphs of the Proponents' WHEREAS Clause, as well as the following.

The August 1, 2006 report of the United Sates Senate Permanent Committee on Investigations of the Committee on Homeland Security and Governmental Affairs, under the chairmanship of Sen. Coleman (R. MN), mentioned in the first WHEREAS Clause, made the following findings (page 9):

> 4. **Offshore Tax Haven Abuses**. U.S. persons, with the assistance of lawyers, brokers, *bankers*, offshore service providers, and others, are using offshore trusts and shell corporations in offshore tax havens to circumvent U.S. tax, securities, and anti-money laundering requirements. [Emphasis supplied.]
>
> 5. **Anti-Money Laundering Abuses**. U.S. financial institutions have failed to identify the beneficial owners of offshore trusts and corporations that opened U.S. securities accounts, and have accepted W-8 forms in which offshore entities represented that they beneficially owned the account assets, even when the financial institutions knew the offshore entities were being directed by or were closely associated with U.S. taxpayers.

In addition, it is instructive to note the findings made by the United States Senate Permanent Subcommittee on Investigations of the Committee on Governmental Affairs (S Report 54, April 13, 2005), under the chairmanship of Sen. Susan Collins (R. ME), in connection with its investigation of illegal tax shelters run by KMPG and others. The Committee findings included, *inter alia*, the following:

> 13) Deutsche Bank, HVB Bank, and UBS Bank provided billions of dollars in lending critical to transactions which the banks knew were tax motivated, involved little or no credit risk, and facilitated potentially abusive or illegal tax shelters known as FLIP, OPIS, and BLIPS.
>
> (14) First Union National Bank promoted to its clients generic tax products which had been designed by others, including potentially abusive or illegal tax shelters known as FLIP, BLIPS, and BOSS, by introducing and explaining these products to its clients, providing sample opinion letters, and introducing its clients to the promoters of the tax products, in return for substantial fees.

It is thus apparent that tax evasion via offshore havens is a major problem that if solved would halve the budget deficit of the Federal government. It is also apparent that much of that evasion could not occur without the assistance of the international financial community, of which the Company is an important player. The Proponents' shareholder proposal therefore requests that the Company report on its policies that safeguard against tax avoidance.

RULE 14a-8(i)(7)

We find nothing objectionable in the Company's general description of Rule 14a-8(i)(7) (pages 2-5 of the Company's letter). We do not, however, believe that the Company's relationship to the subject matter of the Proponents' proposal is at all similar to the relationships which existed in the *Marriott International*, *Kmart*, *AT&T*, *Wal-Mart*, *Walt Disney*, *Gannett* and *Bank of America* no-action letters. In each of those letters the registrant had no role in the underlying activity that was the subject of the proposal (i.e. making pornographic materials, cigarettes or payday loans). In contrast, in the instant case banks are directly involved in capital flight since they are involved in international money and securities transfers and directly involved in facilitating tax avoidance via those activities as well as asset management. (See findings 4 and 5 of the August 1, 2006 Senate Report and findings 13 and 14 of the April 13, 2005 Senate Report, each quoted in the prior section of this letter.) In the words of the Company, the "crucial aspect in [the letters that it has cited] was whether or not the subject company has the primary link to the controversial action". We submit that banks have such a primary link to capital flight and tax avoidance and believe that the Reports of the United States Senate confirm that view.

In addition, the Company is simply flat wrong in its contention (page 6 of its letter) that matters capital flight and tax avoidance have not risen to the level of attention that would warrant their being considered "significant policy concerns". In addition to the materials cited in the previous section of this letter (chosen from among many other materials that could equally be cited), we note that on LexisNexis if one goes to the Source "News, most recent two years" and puts in the search term "capital flight" some 2,753 results appear (311, or 3 ½ per day, if one uses "most recent 90 days") and that if one googles the phrase "capital flight" Google shows 599,000 hits.

In short, it is clear not only that the issues of money laundering and tax avoidance are important social policy issues, thereby taking them out of the realm of ordinary business, but also that those social policy issues are ones that are directly implicated by the banking activities. (We note in passing that the Proponents' shareholder proposal does not allege that the Company is engaged in illegal activities, but requests a report on what it is doing to prevent it from being used to achieve reprehensible, albeit legal, ends.)

Rule 14a-8(i)(3)

The Company apparently believes that the terms "capital flight", "tax avoidance" and "safeguard" are ambiguous terms. We find it hard to believe that the Company is serious in contending that shareholders would not know what these terms mean or that the Board would be so puzzled by them that they could not implement the proposal if passed. In addition to Google showing 599,000 hits for "capital flight", it shows 1,030,000 hits for the term "tax avoidance". These terms are in common parlance and do not present difficulties of interpretation. Similarly, the term "safeguard" should present no problem when used in the context of a request to report on how the Company avoids participating in schemes involving capital flight and tax avoidance.

CORRECTION OF TYPOGRAPHICAL ERROR

As noted by the Company, paragraph 9 of the WHEREAS Clause is a repetition of paragraph 7 of the WHEREAS Clause. I am authorized to, and, by copy of this letter sent to the Company, do hereby, amend the Proponents' shareholder proposal by deleting paragraph 9 of the WHEREAS Clause.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kenneth L. Wagner, Esq.
Seamus Finn, OMI
Dan Rosan
Fr. Mike Hoolahan

KENNETH L. WAGNER
Associate General Counsel
Legal Department

Bank of America

January 31, 2007

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: No-Action Letter Response Submitted by the Missionary Oblates of Mary Immaculate and Multiple Co-Filers

Ladies and Gentlemen:

By letter dated December 22, 2006 (the "Initial Request"), Bank of America Corporation (the "Corporation") requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") a proposal (the "Proposal") submitted by the Missionary Oblates of Mary Immaculate and multiple co-filers identified in the Initial Request (collectively, the "Proponent"). The Initial Request is attached hereto as **Exhibit A**. No-action letters referenced herein are cited in the Initial Request.

General

The Proposal requests "the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." In the Initial Request, the Corporation indicated that the Proposal could be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(7), because it deals with a matter relating to the ordinary business of the Corporation and Rule 14a-8(i)(3), because it is vague and indefinite.

In response to the Initial Request, on behalf of the Proponent, Paul M. Neuhauser, Attorney at Law, submitted a letter to the Division, dated January 28, 2007 (the "Proponent Letter"), arguing that the Proposal does not relate to the ordinary business of the Corporation and that the Proposal is not vague and indefinite. The Proponent Letter is attached hereto as **Exhibit B**.

Response to the Proponent Letter

General. The first few pages of the Proponent Letter are generally unrelated to the Proposal, discussing the impact of indebtedness and debt service on developing nations and social costs to

Tel: 704.386.9036 Fax: 704.719.8043
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

developing nations from investors moving capital in or out of a particular country. While these matters are important, nowhere in these first few pages does the Proponent Letter link the Corporation or its business operations to the matters discussed. The Proponent Letter, without any specific support, merely makes the conclusory statements that "capital flight cannot occur without the direct participation of the international banking community, of which the Corporation is an important player" and that much of the "tax evasion could not occur without the assistance of the international financial community, of which the Company is an important player." This is simply a false statement. The Corporation does not knowingly assist its clients with or condone tax evasion.

Rule 14a-8(i)(7). As stated in the Initial Request, the Corporation does not have the primary link to the controversial action because it only provides legally permitted financial products and services. These products and services are not designed to enable "capital flight or tax avoidance". Each company, as part of its ordinary business, determines what products it will sell. The Corporation is no more a manufacturer or creator of "capital flight and tax avoidance" than *K-Mart* and *Marriott* are of pornography, *Wal-Mart* is of cigarettes or guns, *Centura Banks* is of illegal drugs, or *Bank of America* is of payday loans.

The Division has repeatedly stated that proposals regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business. Companies that sell a wide range of products cannot control how any particular product may ultimately be used. As noted in the Initial Letter, a proposal in *Centura Banks* required a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and in *Bank of America* a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in payday lending. *Centura Banks* and *Bank of America* are directly on point in the instant case. These financial services companies, just like the Corporation, provide a wide range of financial and banking products within the normal course of their ordinary business. All of these products are legally permitted. Contrary to the Proponent Letter, the ultimate test is not how a consumer ultimately uses a product, even where the use may relate to illegal drugs, payday loans, or in the instant case, capital flight and tax avoidance. As part of its wide range of product offerings, the Corporation offers international money and securities transfers and asset management services; but this does not mean the Corporation is a facilitator of capital flight and tax avoidance. The Corporation has no primary link to capital flight or tax avoidance. Following the Proponent's logic, hundreds of vendors and service providers could be responsible for capital flight and tax avoidance. Is AT&T or Microsoft any more or less responsible than the Corporation for capital flight and tax avoidance if an investor uses his or her telephone or computer to execute a securities trade or transfer funds?

Contrary to the argument made in the Proponent Letter, the Corporation does not believe that the number of hits a search term terms receive through an internet search are determinative of significant social policies. Following the Proponent Letter's lead, on a recent Google search the term "pornography" had 19.4 million hits, "illegal drugs" had 1.2 million hits, and "payday lending" and "payday loans" had a combined 575,000 hits. Using similar search parameters to those in the Proponent Letter, the terms above all had a greater number hits in the LexisNexis database than did "tax avoidance" and "capital flight." As illustrated above, none of these topics converted a proposal regarding ordinary business matters into a proposal raising significant social policies.

Rule 14a-8(i)(3). The Corporation continues to believe that the terms used in the Proposal are vague and indefinite. Given the wide range of products and services offered by the Corporation, there is simply no clear meaning or direction for how the Corporation should implement, or how stockholders would interpret, a Proposal to "safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance."

The Proposal does not define "capital flight," "tax avoidance" or indicate what should be done to "safeguard" against capital flight and tax avoidance. Is the capital flight concern with foreign investment or assets leaving the developing countries or is the concern with domestic investment or assets leaving the developing country or the United States? Capital flight can result from external events (attractive investments in other countries) and internal events (country specific risks, political risk, economic strength, etc.) in a given country. What events should the Corporation respond to if it implemented the Proposal? How can the Corporation "safeguard" against internal events that result in investment changes? Should the Corporation provide financial advice to its clients that may breach its fiduciary obligations to such client (i.e., should the Corporation advise clients to maintain investments in a collapsing economy to minimize "capital flight" or to ignore the political risks in a given country)? Is that a risk that would be understood by the Corporation's stockholders? It is not clear from the Proposal what actions the Corporation is supposed to take to "safeguard" against "capital flight."

What is meant by "tax avoidance"? Does this mean facilitating the non-payment of taxes legally owed? Or does it refer to minimizing taxable income and tax liabilities through legal means? Who would decide which "corporate and individual clients" should be cut off from receipt of financial services? Can the Corporation do business with partnerships or limited liability companies that have favorable tax structures? How about clients that invest in developing countries? If a client decides to change its investment strategy in a manner that reduces its tax liability, should the Corporation terminate its relationship with that client? Can the Corporation take deposits from and make loans to charitable organizations that are tax exempt? What about individuals who make decisions based on incentives provided in the tax codes (such as buying a house to increase home interest deductions, or giving to charities to increase tax deductions), or corporations that invest in alternative fuels because of the tax credits that are generated? It is not clear from the Proposal what "tax avoidance" is and what actions the Corporation is supposed to take to "safeguard" against "tax avoidance."

Conclusion

As in the Initial Request, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting.

Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Best regards,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
Paul M. Neuhauser, Attorney at Law
The Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters
Congregation of Divine Providence
Congregation of the Sisters of Charity of the Incarnate Word
Providence Trust
Sisters of Charity of St. Elizabeth
Holy Cross Southern Province

EXHIBIT A

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

December 22, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by The Missionary Oblates of Mary Immaculate and Multiple Co-filers

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal and supporting statement on November 10, 2006 (the "Proposal") from The Missionary Oblates of Mary Immaculate and subsequent thereto from multiple co-filers identified at the end of this letter (collectively, the "Proponent"), for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

Tel: 704.386.9036 Fax: 704.719.8043
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests "the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). The fact that a proposal is styled as a request for a report does not change its ordinary business nature. Pursuant to a Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of financial services, including commercial and investment banking, asset management and other financial and risk-management products and services. The Corporation provides unmatched convenience in the United States, serving more than 38 million consumer and small business relationships with more than 5,800 retail banking offices, more than 16,700 ATMs and online banking with more than 14 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients throughout the world in 150 countries and has relationships with 97 percent of the U.S. Fortune 500 companies and 79 percent of the Global Fortune 500. <u>In short, the Corporation's day-to-</u>

day business *is* the provision of financial services to its clients. The Pròposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers.

Providing Financial Services is the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range of financial products and services to its customers. The Division has agreed that the decisions regarding the provision of products and services, including financial services, to particular types of customers involves day-to-day business operations. For example, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America I*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent does not want the subject financial services company to provide financial services to persons or activities with which the proponent takes offense. The Proposal is no different. The Proponent wants to dictate the customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services and what financial products and services may be provided. One of the Corporation's primary financial services is the provision of loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See Bank of America I* discussed above; *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal would limit the Corporation's provision of loan products and its customer relationships.

The Division has also found that proposals regarding the provision of other banking services and banking relationships are matters of ordinary business. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or not, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the Proposal relates directly to the sale by the Corporation of its products and services (i.e., financial services to individual and corporate clients). In *Marriott International, Inc.* (February 13, 2004) a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also*, *Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product) and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a stockholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy with respect to the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).
The Division has also carried this position to other areas, including illegal drugs (see *Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)), and offensive imagery of different races or cultures (*Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business.

The Corporation Does Not Foster or Create Capital Flight or Tax Avoidance, it Only Provides Legally Permitted Financial Services. The critical aspect in almost all of the forgoing letters was whether or not the subject company has the primary link to the controversial action, as opposed to merely selling a related product generally. Where the company does not manufacture or create the subject product, this issue becomes one of ordinary business and product selection. Marriott International, Kmart and AT&T do not make pornographic materials. Wal-Mart, Walt Disney and Gannett do not make cigarettes or any integral component thereof and Bank of America is not a "payday" lender. All of these companies sell a wide range of products, such as financial services, lodging services, retail products, television or advertising. As was the case in *Bank of America I* (discussed above), the company did not engage in payday lending, it merely provided loans to its customers. Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as these companies. The Corporation does not have the primary link to the controversial action because it only provides legally permitted financial products and services. The Corporation's financial products and services are not designed to enable "capital flight or tax avoidance"[1] and it does not foster such behavior. The Corporation does, however, provide a full range of commercial and investment banking, asset management and other financial and risk-management products and services to its customers, including individual consumers, small and middle market businesses and large corporations. Simply put, the Corporation's most basic products are financial services. The Proposal would prohibit the provision of financial services and products to certain customers and, thus, seeks to give stockholders power over the Corporation's ordinary business operations.

[1] As discussed further below under the Rule 14a-8(i)(3) argument, the Corporation is uncertain what is meant by capital flight or tax avoidance or what financial services promote capital flight or tax avoidance. The Corporation has assumed that the Proponent intends action that is offensive to the Proponent or illegal.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

Although the Corporation agrees that the success of developing countries is important in today's world and that illegal financial practices should not be permitted, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). Unlike recent years, where proposals related to tobacco, executive compensation, environmental protection, and affirmative action and employment matters have been found to raise significant policy concerns, the subject matter of the Proposal has not attracted a comparative level of attention from the media, a significant degree of public concern, nor has there been a significant increase in legislative and/or regulatory initiatives undertaken in relation to the issue. Again, while the Proposal raises noteworthy issues, it simply does not raise significant policy concerns that warrant the Division overriding a matter that is clearly related to the ordinary business of the Corporation. In *Citicorp I* (discussed above), a proposal related to lending activities of a financial service company to less developed countries was found excludable because, among other things, the "developing country" aspects of the proposal did not raise an overriding significant policy concern. In *Wal-Mart Stores, Inc.* (April 1, 2002) a proposal requested a report regarding the company's rationale for not adopting in developing nations the same tobacco advertising policies applicable in the United States. Again, the *Wal-Mart* proposal was found excludable because, among other things, the "developing nations" aspects of the proposal did not raise an overriding significant policy concern. The Proposal attempts to link the Corporation's products to some behavior that the Proponent deems offensive. As noted above, the Corporation does not have the primary link to the controversial action because it only provides legally permitted financial products and services. The Corporation's financial products are not designed to facilitate "capital flight or tax avoidance" to "abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing." *See supporting statement paragraph 8*. The Corporation is not involved in the "illicit transfer of funds." *See supporting statement paragraph 7*. Furthermore, the Corporation is not in a position to "safeguard" against these concerns by monitoring how customers ultimately use the Corporation's products and should not be charged to do so. In any event, even if the "safeguards" mentioned in the Proposal dealt with monitoring customer activities, the Division has found such matters to be in the realm of ordinary business. In *Citicorp* (January 8, 1997), a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In its response, the Division found the proposal excludable since it dealt with the conduct of a bank's ordinary business (i.e., the monitoring of illegal transactions through customer accounts). Since the Corporation does not engage in the activities at issue in the Proposal, its decisions regarding the provision of financial and banking services do not raise significant policy concerns. *See Bank of America I.*

C. Conclusion

The provision of financial services is the core of the Corporation's ordinary business operations. Determining what financial products and services may be offered and to whom such products and services may be offered could not be more directly related to the ordinary business of the

Corporation. Accordingly, the Proposal may be omitted from the Corporation's proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal relates to the "policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." There is an eleven paragraph supporting statement that offers little meaningful interpretive assistance. We note that two of the eleven paragraphs are identical (the seventh and the ninth). The supporting statement refers to facilitating "capital flight or tax avoidance" to "abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing." The supporting statement also refers to "efforts to reduce capital flight and measures to curb the illicit transfer of funds." It is unclear what implementing actions are to be taken away from these claims.

The Proposal does not define "capital flight," "tax avoidance" or indicate what should be done to "safeguard" against capital flight and tax avoidance. Is the capital flight concern with foreign investment or assets leaving the developing countries or is the concern with domestic investment or assets leaving the developing country or the United States? Capital flight can result from external events (attractive investments in other countries) and internal events (country specific risks, political risk, economic strength, etc.) in a given country. What events should the Corporation respond to if it implemented the Proposal? How can the Corporation "safeguard" against internal events that result in investment changes? Should the Corporation provide financial advice to its clients that may breach its fiduciary obligations to such client (i.e., should the Corporation advise clients to maintain investments in a collapsing economy to minimize "capital flight" or to ignore the political risks in a given country)? Is that a risk that would be understood by the Corporation's stockholders? It is not clear from the Proposal what actions the Corporation is supposed to take to "safeguard" against "capital flight."

What is meant by "tax avoidance"? Does this mean facilitating the non-payment of taxes legally owed? Or does it refer to minimizing taxable income and tax liabilities through legal means? Who would decide which "corporate and individual clients" should be cut off from receipt of financial services? Can the Corporation do business with partnerships or limited liability companies that have favorable tax structures? How about clients that invest in developing countries? If a client decides to change its investment strategy in a manner that reduces its tax liability, should the Corporation terminate its relationship with that client? Can the Corporation take deposits from and make loans to charitable organizations that are tax exempt? What about individuals who make decisions based on incentives provided in the tax codes (such as buying a house to increase home interest deductions, or giving to charities to increase tax deductions), or corporations that invest in alternative fuels because of the tax credits that are generated? It is not clear from the Proposal what "tax avoidance" is and what actions the Corporation is supposed to take to "safeguard" against "tax avoidance." The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

The supporting statement is equally unclear. Is the Proposal concerned with capital flight and tax avoidance in the Unites States or in developing nations? Part of the supporting statement addresses how American tax payers use "tax havens" to avoid paying taxes in the United States and how these havens are established. The next paragraph discusses private wealth of North Americans held "offshore." It is unclear if that includes Canada and Mexico, along with the United States. The supporting statement then addresses the amount of wealth in Latin America, the Middle East and Africa held offshore (presumably meaning held outside of the respective regions). The supporting statement then offers a conclusory statement, with no implementing details, that financial intermediaries knowingly encourage and facilitate capital flight or tax avoidance to "abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing." Is the Proponent intending to include the Corporation as a willing party to these actions? Due to the lack of information provided, the Corporation and its stockholders would not be able to determine how to implement the Proposal. The closest thing to guidance provided in the Proposal is the statement that the "corporation should take leadership in preventing tax avoidance and capital flight and should adopt policies that support this objective with respect to all corporations and clients." Unfortunately, this language again falls short and offers no meaningful implementation details. It merely repeats the undefined terms and standards used in the Proposal.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to adopt, implement or confirm that there are policies in "place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." The Proposal is not clearly presented and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
The Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters
Congregation of Divine Providence
Congregation of the Sisters of Charity of the Incarnate Word
Providence Trust
Sisters of Charity of St. Elizabeth
Holy Cross Southern Province

EXHIBIT A

Missionary Oblates of Mary Immaculate
Justice & Peace / Integrity of Creation Office, United States Province

November 7, 2006

Kenneth Lewis, Chairman, President and CEO
Bank of America
100 North Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 17,626 shares in Bank of America. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

At the turn of the century, the United Nations Millennium Summit adopted the Millennium Development Goals as a benchmark for addressing some of the major challenges around poverty, discrimination and sustainable development which the global community must confront in the coming years. At the five year mark, we were behind in both the resolve to address these challenges and in achieving the targets.

Gathering adequate financial resources is among the essential ingredients for the achievement of any progress towards the Millennium Development Goals. Many countries, corporations and individuals garner great accolades when they make substantial financial commitments in this arena but sadly a large number of these are not fulfilled. Lost revenue from taxes that are not paid is a major source of concern in many countries as they attempt to complete their pledges. It also significantly hinders their efforts to balance their domestic commitments.

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

We are concerned that our company may be contributing to the lost revenues which governments and their peoples need to fulfill their domestic promises and their commitments to achieve the Millennium Development Goals. It is with this in mind that we are submitting the attached resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Supporting a Fair and Just System of taxation

WHEREAS:
The IRS says that the US loses as much as $100 billion a year from American taxpayers who avoid taxes through tax havens: $40 to $70 billion a year from individuals and $30 billion from corporations. (Permanent Subcommittee on Investigations: Aug 1, 2006);

In the same report the committee outlines how banks as well as investment companies, lawyers, and stockbrokers help clients avoid millions of dollars in taxes by setting up shell companies offshore;

A 2004 report by *Tax Notes* using US Commerce Department data found that US multinational corporations are increasingly attributing their profits to offshore jurisdictions; allocating, e.g., $150 billion in 2002 profits to 18 offshore jurisdictions, up from $88 billion just three years earlier, and therefore avoiding US taxes. (*Corporate Profits Are Moving Offshore*, by William Cate, September 2004);

The Price of Offshore, a study by the Tax Justice Network, based on data from Merrill Lynch / Cap Gemini's "World Wealth Report" and the Boston Consulting Group's "Global Wealth Report," estimates that 16.2 percent of the private wealth of North Americans ($1.6 trillion) is held offshore;

Half the wealth in Latin America ($.7 trillion), 40 percent of the wealth in the Middle East and Asia ($4.1 trillion), and an unknown amount in Africa, is held offshore, with the grand total of wealth offshore estimated at $11.5 trillion. "Developing countries could be missing out on tax revenues of at least US$50 billion a year; roughly equivalent to the global aid budget." (OXFAM, June 2000)

This capital flight results in lost tax revenue annually of about $255 billion, approximating the annual financing needs of the United Nations Millennium Development Goals;

In 2005 at the United Nations World Summit Outcome, the General Assembly "resolved to support efforts to reduce capital flight and measures to curb the illicit transfer of funds";

Financial intermediaries that knowingly encourage and facilitate that capital flight and tax avoidance abet corruption and undermine the ability of developed and developing countries to finance their state expenditures from just and equitable tax systems, result in reduced government programs and services and corrupt the integrity of tax systems because of increased non-compliance and unjust burden sharing;

In 2005 at the United Nations World Summit Outcome, the General Assembly "resolved to support efforts to reduce capital flight and measures to curb the illicit transfer of funds";

We believe that the corporation should take leadership in preventing tax avoidance and capital flight and should adopt policies that support this objective with respect to all corporations and clients;

We believe that such steps will enhance the corporation's public reputation; reduce possible damage to reputation; as well as forestall demands for possible additional government regulation;

BE IT RESOLVED that the shareholders request the Board of Directors to prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corpor: or individual clients that enables capital flight and results in tax avoidance.

EXHIBIT B

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

January 28, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal Submitted to Bank of America Corporation.

Dear Sir/Madam:

I have been asked by The Missionary Oblates of Mary Immaculate, the Adrian Dominican Sisters, the Congregation of the Divine Providence, the Congregation of the Sisters of Charity of the Incarnate Word, the Congregation of the Holy Cross (Southern Province, the Provident Trust and the Sisters of Charity of Saint Elizabeth (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BoA" or the "Company"), and who have jointly submitted a shareholder proposal to BoA, to respond to the letter dated December 22, 2006, sent to the Securities & Exchange Commission by the Company, in which BoA contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BoA's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests BoA to report on its policies that safeguard against capital flight and resulting tax avoidance by its clients.

BACKGROUND

One of the better introductions to capital flight can be found in the International Monetary Fund's Working Paper WP/05/199 entitled "Robbing the Riches: Capital Flight, Institutions, and Instability" by V. Cerra, M. Rishi and S. Saxens (October, 2005) and available on the IMF's web site.

The clear connection between capital flight and the inability of developing nations to mitigate poverty is made clear in the opening paragraphs of the "Introduction" to the paper (page 3):

> In June 2005, finance ministers of the Group of Eight (G-8) industrial countries agreed to cancel at least $40 billion in debt owed by the world's poorest nations. Under the G-8 proposal, 18 nations as a group will be spared $1 billion to $2 billion per year in debt service for loans from lenders such as the World Bank, the IMF, and the African Development Bank. The G-8 ministers indicated that 20 other countries could be eligible for debt relief if they meet targets for good governance and tackling corruption. The group also pledged to double aid to Africa and envisaged $50 billion in additional aid by 2010, with half of the increase going to Africa.
>
> Debt relief and foreign aid are intended to allow poor countries to use domestic resources to exit from poverty rather than forcing domestic savings to flow out of the country to service debt. Sachs et al. (2004) argue that poor nations, especially in Africa, are caught in the coils of a poverty trap characterized by high transport costs, low agricultural productivity, high disease burdens, unfavorable geopolitical factors, and the slow diffusion of technology from abroad. These factors in turn engender low savings rates and a level of capital that is below the threshold level required for industrialization. The poverty trap is further exacerbated by high rates of population growth from the rural poor who view children as an economic asset. According to Sachs et al. (2004), low capital thresholds, savings traps, and demographic traps all interact to produce a vicious cycle that keeps poor countries continually mired in poverty. If this perspective is correct, both foreign and domestic savings may be required to achieve the Millennium Development Goals of reducing global poverty by half by 2015. In Sachs's view, an end to poverty is only possible with increased aid packages from rich donor nations.

However, many poor countries, including some targeted by the debt relief initiative, are losing more resources through capital flight than through debt servicing. For instance, Boyce and Ndikumana (2001) estimate that Africa is a net creditor to the rest of the world in the sense that private assets held abroad as measured by accumulated capital flight exceed the total stock of external debt. Therefore, the efforts of the donor community to increase savings in developing countries may be ineffective if capital flight results in a loss of scarce domestic savings. On one hand, if poor countries are to benefit from debt relief initiatives then it is vital that capital flight does not compromise any salutary benefits stemming from such initiatives. On the other hand, the debt relief initiative itself may be leveraged if such relief is associated with lower capital flight

Similarly, the social costs of capital flight in developing nations are described in "Capital Flight and Capital Controls in Developing Countries", G. Epstein, editor (and author of Chapter one) (available on web site of the University of Massachusetts Political Economy Research Institute), an excerpt from chapter one of which (pages 5-6) follows:

Social Costs

Capital flight has been both sizeable and costly in many developing countries in recent decades. The estimates in our case studies suggest that capital flight has ranged from less than 1 percent of GDP in Iran to over 60 percent GDP in Kuwait, for example. Capital flight can be costly where capital or foreign exchange is scarce, as is often the case in developing countries. The loss of scarce capital and foreign exchange potentially leads to a loss of investment in countries that are in great need of more infrastructure, plant and equipment, and human capital. Since capital is likely to be more scarce in developing countries than in developed ones, social returns to investment in many developing countries are likely to be higher at home than abroad.

In poor countries, the marginal social benefits of investment are likely to be considerably higher than the private benefits, at least in those cases where the economy functions reasonably well. On the other hand, if wealth holders take capital abroad, then presumably they have calculated that the private returns are higher abroad. This divergence between social and private returns will be especially significant where capital flight accompanies increases in foreign borrowing. In that case the society is incurring foreign debt not to increase domestic investment which could create jobs and raise productivity at home, but, rather, to enrich people abroad. As Boyce and Ndikumana show (see Chapter 13) in these cases, and often at the behest of the IMF, paying foreign debt service will likely involve cuts in social spending or increases in taxes on the poor to make up for the scarce foreign exchange that is fleeing through capital flight. This can have serious social costs in terms of forgone consumption, and social investment by those who are most needy or most productive.

As this last example suggests, the efficiency costs of capital flight are likely to be accompanied by other costs. As our definition of capital flight suggests, capital flight is often fleeing perceived increases in taxation, or increased control over private wealth. Thus, capital flight is likely to have negative impacts on equality, with wealthy citizens escaping higher taxation, or lower after tax returns at home, while poorer citizens face higher taxation and cuts in social services. In addition, if capital flight contributes to financial crises, it can impose further costs in the form of unemployment and slower economic growth. Like the costs of capital flight itself, these crises often impose disproportionately high costs on the poorer members of society. With capital flight induced financial crises, then, capital flight imposes a double whammy on the poor (Jayadev and Lee, Chapter 2). Moreover, among the poor, it is often the most vulnerable – often women and children – who bear the greatest burden.

It is thus apparent that capital flight can have a major adverse influence in fighting poverty in developing nations and we take note of the fact that capital flight cannot occur without the direct participation of the international banking community, of which the Company is an important player. The Proponents' shareholder proposal therefore requests that the Company report on its policies that safeguard against capital flight.

In addition, the Proponents' shareholder proposal requests a report on the Company's policies that safeguard against tax evasion resulting from capital flight. In this case, as can be seen from the following, the deleterious effect of capital flight affects the highly developed nations, such as the United States, as well as developing nations. In this connection, we call the Staff's attention to the first four paragraphs of the Proponents' WHEREAS Clause, as well as the following.

The August 1, 2006 report of the United Sates Senate Permanent Committee on Investigations of the Committee on Homeland Security and Governmental Affairs, under the chairmanship of Sen. Coleman (R. MN), mentioned in the first WHEREAS Clause, made the following findings (page 9):

> 4. **Offshore Tax Haven Abuses**. U.S. persons, with the assistance of lawyers, brokers, *bankers*, offshore service providers, and others, are using offshore trusts and shell corporations in offshore tax havens to circumvent U.S. tax, securities, and anti-money laundering requirements. [Emphasis supplied.]
>
> 5. **Anti-Money Laundering Abuses**. U.S. financial institutions have failed to identify the beneficial owners of offshore trusts and corporations that opened U.S. securities accounts, and have accepted W-8 forms in which offshore entities represented that they beneficially owned the account assets, even when the financial institutions knew the offshore entities were being directed by or were closely associated with U.S. taxpayers.

In addition, it is instructive to note the findings made by the United States Senate Permanent Subcommittee on Investigations of the Committee on Governmental Affairs (S Report 54, April 13, 2005), under the chairmanship of Sen. Susan Collins (R. ME), in connection with its investigation of illegal tax shelters run by KMPG and others. The Committee findings included, *inter alia*, the following:

> 13) Deutsche Bank, HVB Bank, and UBS Bank provided billions of dollars in lending critical to transactions which the banks knew were tax motivated, involved little or no credit risk, and facilitated potentially abusive or illegal tax shelters known as FLIP, OPIS, and BLIPS.
>
> (14) First Union National Bank promoted to its clients generic tax products which had been designed by others, including potentially abusive or illegal tax shelters known as FLIP, BLIPS, and BOSS, by introducing and explaining these products to its clients, providing sample opinion letters, and introducing its clients to the promoters of the tax products, in return for substantial fees.

It is thus apparent that tax evasion via offshore havens is a major problem that if solved would halve the budget deficit of the Federal government. It is also apparent that much of that evasion could not occur without the assistance of the international financial community, of which the Company is an important player. The Proponents' shareholder proposal therefore requests that the Company report on its policies that safeguard against tax avoidance.

RULE 14a-8(i)(7)

We find nothing objectionable in the Company's general description of Rule 14a-8(i)(7) (pages 2-5 of the Company's letter). We do not, however, believe that the Company's relationship to the subject matter of the Proponents' proposal is at all similar to the relationships which existed in the *Marriott International*, *Kmart*, *AT&T*, *Wal-Mart*, *Walt Disney*, *Gannett* and *Bank of America* no-action letters. In each of those letters the registrant had no role in the underlying activity that was the subject of the proposal (i.e. making pornographic materials, cigarettes or payday loans). In contrast, in the instant case banks are directly involved in capital flight since they are involved in international money and securities transfers and directly involved in facilitating tax avoidance via those activities as well as asset management. (See findings 4 and 5 of the August 1, 2006 Senate Report and findings 13 and 14 of the April 13, 2005 Senate Report, each quoted in the prior section of this letter.) In the words of the Company, the "crucial aspect in [the letters that it has cited] was whether or not the subject company has the primary link to the controversial action". We submit that banks have such a primary link to capital flight and tax avoidance and believe that the Reports of the United States Senate confirm that view.

In addition, the Company is simply flat wrong in its contention (page 6 of its letter) that matters capital flight and tax avoidance have not risen to the level of attention that would warrant their being considered "significant policy concerns". In addition to the materials cited in the previous section of this letter (chosen from among many other materials that could equally be cited), we note that on LexisNexis if one goes to the Source "News, most recent two years" and puts in the search term "capital flight" some 2,753 results appear (311, or 3 ½ per day, if one uses "most recent 90 days") and that if one googles the phrase "capital flight" Google shows 599,000 hits.

In short, it is clear not only that the issues of money laundering and tax avoidance are important social policy issues, thereby taking them out of the realm of ordinary business, but also that those social policy issues are ones that are directly implicated by the banking activities. (We note in passing that the Proponents' shareholder proposal does not allege that the Company is engaged in illegal activities, but requests a report on what it is doing to prevent it from being used to achieve reprehensible, albeit legal, ends.)

Rule 14a-8(i)(3)

The Company apparently believes that the terms "capital flight", "tax avoidance" and "safeguard" are ambiguous terms. We find it hard to believe that the Company is serious in contending that shareholders would not know what these terms mean or that the Board would be so puzzled by them that they could not implement the proposal if passed. In addition to Google showing 599,000 hits for "capital flight", it shows 1,030,000 hits for the term "tax avoidance". These terms are in common parlance and do not present difficulties of interpretation. Similarly, the term "safeguard" should present no problem when used in the context of a request to report on how the Company avoids participating in schemes involving capital flight and tax avoidance.

CORRECTION OF TYPOGRAPHICAL ERROR

As noted by the Company, paragraph 9 of the WHEREAS Clause is a repetition of paragraph 7 of the WHEREAS Clause. I am authorized to, and, by copy of this letter sent to the Company, do hereby, amend the Proponents' shareholder proposal by deleting paragraph 9 of the WHEREAS Clause.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kenneth L. Wagner, Esq.
Seamus Finn, OMI
Dan Rosan
Fr. Mike Hoolahan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 22, 2006

The proposal requests the board prepare a report about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., sale of particular services). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

END